Exhibit 7.1

Ratio of earnings to fixed charges

The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. Fixed charges consist of interest expense and the interest portion of rental expense.

	Year ended December 31,

	2002	2001	2000	1999	1998

Income (loss) before taxes	57.4	(537.3)	(48.8)	98.4	178.3
Fixed charges:
Interest expense	16.4	24.2	17.1	17.5	16.1
Interest portion of rental expense	439	3.6	3.4	2.5	2.5

Income (loss) before taxes plus fixed charges	78.7	(509.5)	(28.3)	118.4	196.9

Fixed charges:
Interest expense	16.4	24.2	17.1	17.5	16.1
Interest portion of rental expense	4.9	3.6	3.4	2.5	2.5

	21.3	27.8	20.5	20.0	18.6

Ratio of earnings to fixed charges	3.7	(a)	(b)	5.9	10.6

(a)	The ratio coverage is less than 1:1. Converium would need to generate additional earnings of $537.3 million to achieve a coverage ratio of 1:1.

(b)	The ratio coverage is less than 1:1. Converium would need to generate additional earnings of $48.8 million to achieve a coverage ratio of 1:1.